Commercial Net Lease Realty, Inc.
450 South Orange Avenue
Orlando, Florida 32801

April 20, 2005

By Facsimile (No. 202.942.9635)

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Michael McTiernan

Re:	Commercial Net Lease Realty, Inc. Registration Statement on Form S-4 File No. 333-122145

Ladies and Gentlemen:

     Commercial Net Lease Realty, Inc. hereby requests acceleration of the effectiveness of the above-referenced registration statement, such registration statement being originally filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2005. We request that the registration statement be granted effectiveness at 10:00 a.m. on April 22, 2005, or as soon as practicable thereafter.

     We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Commercial Net Lease Realty, Inc.

By:	/s/ Kevin B. Habicht Kevin B. Habicht, Executive Vice President and Chief Financial Officer